July 7, 2010

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form 10
(Registration Statement No. 001-34658)

Ladies and Gentlemen:

The Babcock & Wilcox Company, a Delaware corporation (the “Company”), hereby requests that the effectiveness of its Registration Statement on Form 10 (Registration Statement No. 001-34658) be accelerated so that the Registration Statement will become effective on July 8, 2010 at 5:30 p.m. E.D.T., or as soon thereafter as practicable.

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), the reasons for this request are as follows: on July 2, 2010, the board of directors of McDermott International, Inc., a Panamanian corporation (“MII”), took several actions in connection with the spin-off of the Company from MII, including establishing the distribution ratio for the spin-off, and setting a record date of July 9, 2010 and a distribution date of July 30, 2010. MII and the Company wish to commence the process of printing and mailing the information statement as soon as possible following the record date.

The Company acknowledges that:

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Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

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The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Ted W. Paris at 713.229.1838 or James H. Mayor 713.229.1749 of Baker Botts L.L.P. at your earliest convenience after the Registration Statement has been declared effective.

Very truly yours,

THE BABCOCK & WILCOX COMPANY

By:	/S/ BRANDON C. BETHARDS
Brandon C. Bethards
President and Chief Executive Officer